December 14, 2005

VIA EDGAR / ORIGINAL BY FEDERAL EXPRESS

Ms. Angela Jackson

Senior Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:	MicroFinancial Incorporated
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 30, 2005
File No. 001-14771

Dear Ms. Jackson:

Attached please find responses to the questions and comments you had outlined in your Comment Letter dated November 14, 2005. To facilitate your review process, I have replicated the questions you provided in your letter (in italics) and have included the response to the question just below it.

Critical Accounting Policies – Revenue Recognition, page 15

1.

We note your response to comment 1 of our letter dated September 13, 2005. In your response you indicated that the historical experience relating to the expected cash flows to be received after the lease term is a consideration in the determination of the residual value of the leased asset. Please provide us with a sample calculation detailing how you determine the amounts to be recorded under a direct finance lease, including how the cash flows expected to be received after the lease term impact the recorded residual value.

A direct finance lease is recorded at the aggregate of the future minimum lease payments receivable plus the residual value less unearned income. As stated in the prior response letter, the residual value is estimated at the inception of the lease contract and is based upon industry data and our own experience regarding estimated amounts to be received at lease term from lease extensions, sales to the lessee, or other dispositions of the equipment. The residual amount is estimated to be 10% of the original lease receivable amount and is based upon the following economics. Our own history indicates that approximately 43% of all lease contracts convert to month to month renewal. On average, these contracts continue to make 12.2 monthly payments in the extension period. In addition, 17% of the time, the lessee will purchase the asset at the end of lease term at the original residual amount. Lastly, the remaining 40% of lease contracts will either not return the asset or return the asset without payment. Returned assets are typically sold to third party brokers at a minimal cost.

In terms of a sample calculation, assume an individual leases a piece of equipment worth $4000.00 at lease inception. The lessee signs a lease agreement whereby he agrees to make a minimum of 41 monthly base payments of $140.00 per month.

The amounts to be recorded under a direct finance lease would be as follows:

Lease Receivable	$5,740.00	A = ($140.00 x 41 months)
Residual Value	$574.00	B = (10% of Lease Receivable)
Unearned Income	(2,314.00)	C = (A+B-$4,000.00 )

Using the statistics outlined in the narrative above, the 10% residual value is supported by the following calculation:

Lease Extension payments of $140.00 x 12 average payments discounted at a 30% required rate of return yields a present value of $1,436.08. Since on average 43% of leases will go to lease extension, the probability weighting equals $617.52.

Stated residual value of $574.00 at lease term which occurs 17% of the time has a probability weighting of $97.58.

The remaining 40% of the time little to nothing is received on the asset.

$617.52 + $97.58 + $0 = $715.10 which equates to approximately 12.5% of the original receivable balance on the deal. The Company uses a 10% of receivable figure as a reasonable estimate of the end of lease residual value given the above statistics.

2.

We note your response to comment 2 from our letter dated September 13, 2005. In your response you indicate that when a lessee continues to rent their equipment after the lease term expires, you record the equipment under operating lease at the lower of its original cost, fair value, or present carrying amount. Please tell us how you determine the fair value of the equipment upon termination of the original finance lease. For example, do you take into consideration the rental payments that you expect to receive on a month to month basis in your determination of the equipment’s fair value?

As outlined in the previous response, the residual value at lease term is estimated at 10% of the original lease receivable balance. At lease term, this would be considered the carrying amount of the asset which is, of course, lower than the original cost, or the current fair value, which, according to the response above, would be equal to the present value of an additional 12.2 lease payments. As such, the asset is recorded as an operating lease at its current carrying cost, which is equal to the end of term estimated residual value, in accordance with SFAS 13 paragraph 17(f)(i).

3.	Please revise future filings to provide the disclosures required by paragraph 23(b) of SFAS 13 with respect to your operating leases.

The Company will ensure that its future filings provide all the relevant disclosures required by paragraph 23 (b) of SFAS 13 with respect to our operating leases. Please note that with respect to SFAS 13 paragraph 23 (b) (ii), generally, the leases which are non-cancelable are classified as direct finance leases and not as operating leases. With respect to (iii), all of the rentals listed on the balance sheet are contingent as they are month to month cancelable. With respect to (i), the company classifies all of its rental operating leases which are investment related as a single major category and are designated separately on the balance sheet from the other assets, including security monitoring contracts, office equipment, computer equipment, capital leased equipment, etc., along with their accumulated depreciation balances. The company deems these contracts to perform similarly and have common characteristics and economics regardless of the underlying equipment type and therefore classifies them as a single major category. Accordingly, reporting disaggregated information in this instance does not seem relevant or meaningful disclosure to the Company and such information will continue to be disclosed in the aggregate. We will provide disclosure to the reader explaining why we think aggregated disclosure in this instance is more relevant in future filings.

Results of Operations

Depreciation and Amortization page 18

4.

We note your response to comment 4 of our letter dated September 13, 2005. Please tell us how you determined the estimated life of your service contracts to be 84 months considering the fact that the customers are not subject to a “firm term document” and may cancel the contract without penalty after four years. Cite the authoritative literature you relied upon in making this determination.

Although the contract is not a “firm term document”, the customer payment behavior relating to the service contracts warrants the 84 month term. There are several documented sources that support this position. As indicated previously, our own historical data demonstrates that these contracts have a 1.25% per month or 15% annual attrition rate. This rate supports the premise that we amortize these transactions over a 7 year period. Also supporting this position is the 10-Q filing for Tyco International dated July 1, 2005 which was filed on August 9, 2005. Tyco is a leader in the home security industry. Page 34 of the filing states that “Attrition rates for customers in our global electronic security services business remained level at an average of 15% on a trailing 12 month basis as of both July 1, 2005 and April 1, 2005”.

In addition to these factors, the Company has typically acquired these assets as a portfolio purchase from the vendor. The purchase price (fair value) of the contracts assumes an average life of 84 months for these contracts.

Lastly, customers will typically pay for the service so long as they own the home the security service is designed to protect. According to the National Association of Realtors, the average American family buys a new home every 9 years as referenced in the attached Exhibit. All of the above mentioned sources would clearly support the 84 month term of the contracts.

Financial Statements

Note C – Net Investment in Leases, page F-14

5.

We note in your response to comments 5 and 6 of our letter dated September 13, 2005. In SAB Topic 6L.6 the staff expressed our belief that a registrant’s loan loss allowance methodology is considered valid when it accurately estimates the amount of loss contained in the portfolio. Thus, the staff normally would expect the registrant’s methodology to include procedures that adjust the loan loss estimation methods to reduce differences between estimated losses and actual subsequent charge-offs, as necessary. Please tell us how you applied the guidance set forth in SAB Topic 6L when determining your allowance for credit losses. Specifically, explain how your methodology has accurately estimated the amount of loss contained in your portfolio when your subsequent chargeoffs have consistently exceeded your estimated losses. For example:

•	As of December 31, 2002 you had a recorded allowance of $69 million, however your net charge-offs in the subsequent year totaled $86 million.
•	As of December 31, 2003 you had a recorded allowance of $43 million, however your net charge-offs in the subsequent year totaled $76 million.
•	Of your December 31, 2004 allowance balance of $15 million, you have already recorded net charge-offs of $12.4 million through the first six months of 2005.

The Company has applied the guidance set forth in SAB Topic 6L when determining the allowance for credit losses. As outlined in the previous response, the company has developed and documented a systematic methodology designed to determine its best estimate for Provision for Credit Losses and Allowance for Credit Losses at each financial reporting date. The Company determines the estimate through a disciplined and consistently applied approach. The static pool analysis is continually updated to reflect the actual collection experience for each pool. As such, actual charge off and recovery activities are reflected in the company’s reserve estimation process.

The Company would like to remind staff that its projections of probable net credit losses are inherently uncertain and given the significant factors influencing the estimate, the Company has no way of predicting with certainty, the amount of such losses. Economic conditions, changes in bankruptcy laws, and changes in lessee’s underlying risk characteristics all have a significant impact on this estimate. Accordingly, the Company continues to believe its methodology is sound and is appropriate in the long term estimate of future losses. The Company would anticipate that it would continue to adjust the Provision for Credit Losses to account for any differences between the allowance balance determined by the results of the systematic determination process and the actual Allowance balance prior to adjustment contained in the general ledger.

The Company’s determination and validation of the loss reserve includes the analysis of static pool performance analysis. These analyses demonstrate that the ultimate collection of assets may take years to materialize, long after the asset has been charged off by the company. The Company continues to pursue collection on accounts long after the assets have been charged off. Many times, lessees will pay their debt years after the charge off has occurred in order to “clean up” their credit report. This timing is not taken into consideration when the analysis is looking at a one or two year time horizon. Note that the Company charges-off any lease that has had no payments after 360 days and that recoveries are only recorded on a cash basis.

Accordingly, the Company believes that its methodology is compliant with Topic 6L.6.

Note E – Notes Payable and Subordinated Debt, page F-16

6.

We note your response to comment 7 of our letter dated September 13, 2005. Please tell us how you considered the guidance in paragraphs 12-32 of EITF 00-19 in determining the appropriate accounting treatment for these warrants.

The Company reviewed the guidance contained in EITF 00-19 in determining the appropriate accounting treatment for these warrants. The company believes it has appropriately accounted for the warrants as equity since the Warrant Agreement specified that the transaction required Physical settlement or Net-Share settlement and did not require that the shares of common stock be registered. The Agreement did not provide for a Net-Cash settlement. As such, the warrants were classified as equity. The counterparty to the transaction had the option to exercise the warrants via Physical Settlement (the Counterparty could deliver the full stated amount of cash to the Company and the Company would deliver the full stated number of shares to the Counterparty, or the Counterparty could request that the Company Physically Settle by reducing the full stated amount of cash from a subordinated debt note the Counterparty held with the Company). In addition, the Counterparty also had the option to exercise the warrants via Net Share settlement whereby the Company would deliver to the Counterparty the number of shares with a current fair value equal to the net gain. As such, the warrants were classified as permanent equity. As an aside, the warrants were ultimately purchased through Physical Settlement reducing the full stated amount of cash from Company subdebt held by the Counterparty. As part of this process the Company also considered the required elements including the fact that: no part of the contract allowed for a net cash settlement; the Company was not required to settle in registered shares (the registration rights agreement contained only a best efforts requirement); the Company had sufficient authorized and unissued shares available to settle the contract after considering all other commitments; the contract contained an explicit limit on the number of shares required to settle the contract; there were no required cash payments to the counterparty in the event the Company failed to make timely filings with the SEC; there were no cash settled “top off” or “make whole” provisions; there were no provisions in the contract that indicated that the counterparty had rights that ranked higher than those of a shareholder of the stock underlying the contract; and there was no requirement in the contract to post collateral at any point for any reason. For all of the reasons outlined above, the Company deems that it classified the contract appropriately.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (781) 994-4800. Thank you for your consideration.

Sincerely,

James R. Jackson, Jr.

Vice President and Chief Financial Officer